UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period   October 2003            File No.    0-50169

Sovereign Chief Ventures Ltd.

(Name of Registrant)

333 Cedar Street, Suite 300, Abilene Texas 79601

(Address of principal executive offices)

1.

News Release dated October 15, 2003

2.

News Release dated October 16, 2003

3.

News Release dated October 28, 2003

4.

News Release dated November 13, 2003

5.

News Release dated January 12, 2004

6.

News Release dated January 13, 2004

7.

News Release dated January 22, 2004

8.

News Release dated February 3, 2004

9.

News Release dated February 5, 2004

10.

Interim Financial Statements (unaudited) for the period ended September 30, 2003.

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F XXX

FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Sovereign Chief Ventures Ltd..

(Registrant)

Dated:  February 17, 2004            By:  /s/ Bill O. Wood__________

                                                                Bill O. Wood, President

SOVEREIGN CHIEF VENTURES LTD.

333 CEDAR STREET, SUITE 300

ABILENE, TEXAS 79601

N E W S R E L E A S E

October 15, 2003

TRADING SYMBOLS:

          TSX Venture Exchange: SCV

          Frankfurt Stock Exchange: OVG/WKN938931

SOVEREIGN CLOSES PRIVATE PLACEMENT OF 4,350,000 UNITS

The Company has now closed its recently announced private placement of 4,350,000 units of the Company at the price of $0.30 per unit, each unit consisting of one common share and one transferable warrant, each warrant entitling the holder to purchase one additional share of the Company at a price of $0.35 per share until October 15, 2004. The shares, warrants and any shares issued upon exercise of the warrants are subject to a hold period and may not be traded in British Columbia until February 16, 2004 except as permitted by the Securities Act and the Rules made thereunder and the TSX Venture Exchange.

In consideration of arranging the private placement, a finder's fee of 45,500 Units of the Company were issued to a finder, each Unit consisting of one common share and one transferable warrant, each warrant entitling the finder to purchase one additional share of the Company at a price of $0.35 per share until October 15, 2004 which shares are subject to a hold period and may not be traded in British Columbia until February 16, 2004 except as permited by the Securities Act and the Rules made thereunder and the TSX Venture Exchange.

Additional information can be obtained by visiting Sovereigns web site www.sChiefv.com.

"Bill O. Wood"

Bill O. Wood, President

Telephone:

(325) 676-8500

Facsimile:

(325) 676-8106

Email:

info@schiefv.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

SOVEREIGN CHIEF VENTURES LTD.

333 CEDAR STREET, SUITE 300

ABILENE, TEXAS 79601

N E W S R E L E A S E

Trading Symbols:

          TSX Venture Exchange: SCV.TSXV

          Frankfurt Stock Exchange: OVG/WKN938931

Tiger 2-15 Hydrocarbon Shows

October 16, 2003 - At the Company's Lasley Prospect in Caddo County, Oklahoma, the Company has been notified by the operator Western Oil and Gas Development Corp. (Western), that the Tiger 2-15 is presently drilling at a depth of 12,218 feet. Western reports that we have had hydrocarbon shows from the following formations: Upper Marchand 9,570 feet, Lower Marchand 9,642 feet Cleveland 10,428, Prue 11,812 feet and Upper Skinner 12,132 feet. The well is to be drilled to a total depth of 13,700 feet to test the Red Fork formations. The well is located one mile south of the Kardokus 3-10. The Tiger 2-15 is the first well of four locations to be drilled in section 15. Sovereign has a 16.25%+/- working interest in the Tiger 2-15.

The Lasley Prospect covers 10 sections of land (6,400 acres). Three wells have already been completed as successful gas wells. In addition to the Tiger 2-15, Western plans two more wells to be drilled in 2003 and projects 19 additional locations to be drilled in 2004 and 2005 on the

Lasley Prospect.

Sovereign Chief Ventures is an oil and natural gas exploration company, which has production in Western Oklahoma and Texas. The Company’s corporate mandate is to locate and exploit relatively low risk, high return natural gas and oil prospects.

Additional information can be obtained at Sovereign's web site www.sChiefv.com

"Bill O. Wood"

Bill O. Wood, President

Telephone: (325) 676-8500

Facsimile:(325) 676-8106

Email:info@schiefv.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy accuracy of this news release.

SOVEREIGN CHIEF VENTURES LTD.

333 CEDAR STREET, SUITE 300

ABILENE, TEXAS 79601

N E W S R E L E A S E

Trading Symbols:

          TSX Venture Exchange: SCV.TSXV

          Frankfurt Stock Exchange: OVG/WKN938931

Tiger 2-15: Company Sets Pipe on Hydrocarbon Shows

October 28, 2003 - At the Company's Lasley Prospect in Caddo County, Oklahoma, the Company has been notified by the operator Western Oil and Gas Development Corp. (Western), that the Tiger 2-15 has reached total depth of 13,650. Western reports that they have logged the well and that they are presently running pipe to total depth. Completion will begin the first of November. The following formations had hydrocarbon shows:

Marchand sand

9,575 feet

Prue sand

10,320 feet

Skinner sand

12,324 feet

Red Fork "A"

12,714 feet

Red Fork "D"

13,086 feet

The well is located one mile south of the Kardokus 3-10 and one mile southwest of the Alley Cat 1-14. The Tiger 2-15 is the first well of four locations to be drilled in section 15.

The Lasley Prospect covers 10 sections of land (6,400 acres). Three wells have already been completed as successful gas wells. In addition to the Tiger 2-15, Western plans two more wells to be drilled in 2003, the Kardokus 4-10 and the Stray Cat 1-14. Western projects 19 additional locations to be drilled in 2004 and 2005 on the Lasley Prospect.

Sovereign Chief Ventures is an oil and natural gas exploration company, which has production in Western Oklahoma and Texas. The Company’s corporate mandate is to locate and exploit relatively low risk, high return natural gas and oil prospects.

Additional information can be obtained at Sovereign's web site www.sChiefv.com

"Bill O. Wood"

Bill O. Wood, President

Telephone: (325) 676-8500

Facsimile:(325) 676-8106

Email:info@schiefv.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy accuracy of this news release.

SOVEREIGN CHIEF VENTURES LTD.

333 CEDAR STREET, SUITE 300

ABILENE, TEXAS 79601

N E W S R E L E A S E

Trading Symbols:

          OTC PINK SHEETS SCVTF

          TSX Venture Exchange: SCV.TSXV

          Frankfurt Stock Exchange: OVG/WKN938931

New Oklahoma Prospect “North Foss”

November 13, 2003 - Sovereign Chief Ventures Ltd. “Sovereign” through its wholly owned subsidiary Sovereign Resources has signed a participation agreement with Saxon Oil Co. of Dallas, Texas to purchase a fifty percent (50%) joint venture interest in the North Foss prospect located in Custer County, Oklahoma. Western Oil and Gas Development Corp. (Western) of Oklahoma City, Oklahoma will be the operator of the prospect. The prospect area covers approximately five sections (3,200 acres) and is known for its Pennsylvanian sands with reserves ranging from 5 to 12 BCF per well.

Located next to the North Foss prospect, the Sewell 1-36 was drilled in 1984 and has produced over 12 billion cubic feet of gas from the Atoka formation. The drilling of the first well on this prospect is expected to begin in 2004.

Sovereign Chief Ventures is an oil and natural gas exploration company, which has production in Western Oklahoma and Texas. The Company’s corporate mandate is to locate and exploit relatively low risk, high return natural gas and oil prospects.

Additional information can be obtained at Sovereign's web site www.sChiefv.com

"Bill O. Wood"

Bill O. Wood, President

Telephone: (325) 676-8500 Facsimile:(325) 676-8106 Email:info@schiefv.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy accuracy of this news release.

SOVEREIGN CHIEF VENTURES LTD.

333 CEDAR STREET, SUITE 300

ABILENE, TEXAS 79601

N E W S R E L E A S E

Trading Symbols:

          TSX Venture Exchange: SCV.TSXV

          Frankfurt Stock Exchange: OVG/WKN938931

          OTC PINK SHEETS SCVTF

Tiger 2-15 Producing and 2004 Lasley Drilling Schedule

January 12, 2004 - Western Oil and Gas Development Corp. (Western), operator of the Lasley prospect, has notified Sovereign that Western has flow tested the recently completed Tiger 2-15 well from the Red Fork formation. The operator tested the well on a 24 hour test with rates of 1.3 Million Cubic Feet of Gas Per Day (MMCFGPD). Western began selling gas from the Tiger 2-15 on the 8th of January at the current present sales price of $7.30 per thousand cubic feet (MCF). The initial potential compares favorably to the 1.7 MMCFGPD initial potential of the Lasley Prospect's Kardokus 3-10 drilled by Western last year. The Kardokus well was later opened up to produce at the rate of 3.4 MMCFGPD. The Tiger 2-15 is the first of four locations to be drilled in Section 15. Sovereign has a 17.925%+/- working interest in the lease.

The Lasley Prospect covers 10 sections of land (6,400 acres). As reported above, the Tiger 2-15 makes the fourth well drilled and completed as a successful gas well in the Lasley prospect. Bill O. Wood, President of Sovereign said “ The Company is excited about the success Sovereign has had in 2003 and is looking forward to the aggressive 2004 drilling activity proposed by Western on the Lasley prospect”.

The proposed drilling program for the Lasley Prospect in 2004 includes the following 10 wells. All wells will be drilled to test the Marchand, Skinner and Red Fork formations at approximately 13,500 feet.

King 1-32	Rosser 1-11	Stray Cat 1-14	Sheward 1-31	Kardokus 4-10
Keck 2-32	Williams 2-9	Alley Cat 2-14	Kardokus 5-10	Tiger 3-15

Additional information can be obtained at Sovereign's web site www.sChiefv.com

"Bill O. Wood"

Bill O. Wood, President

Telephone: (325) 676-8500

Facsimile:(325) 676-8106

Email:info@schiefv.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy accuracy of this news release.

SOVEREIGN CHIEF VENTURES LTD.

333 CEDAR STREET, SUITE 300

ABILENE, TEXAS 79601

N E W S R E L E A S E

Trading Symbols:

          TSX Venture Exchange: SCV.TSXV

          Frankfurt Stock Exchange: OVG/WKN938931

          OTC PINK SHEETS: SCVTF

SOVEREIGN Begins 2004 Drilling Program

June 13, 2004 - At the Company's Lasley Prospect in Caddo County, Oklahoma, the Company has begun its 2004 drilling program with the King 1-32 well being drilled and operated by Cimarex Energy Corporation of Oklahoma City. The well is presently at a depth of 659 feet and is anticipated to take four weeks to drill to a depth to test the Skinner and Red Fork formations at a depth of approximately 13,500 feet. The Company has a 4.14063 percent working interest in the King lease. Sovereign is excited about the four successful gas wells drilled in 2003 in the Lasley prospect area which has confirmed the value of the Company's participation in an aggressive land acquisition program which has enabled it to become a dominant participant in the area by acquiring interests in 6,400 acres of oil and gas leases.

The King 1-32 is the first well in the proposed drilling program for the Lasley Prospect in

2004.

2004 Estimated Drilling Program for the Lasley Prospect.

King 1-32	Rosser 1-11	Stray Cat 1-14	Sheward 1-31	Kardokus 4-10
Keck 2-32	Williams 2-9	Alley Cat 2-14	Kardokus 5-10	Tiger 3-15

Additional information can be obtained at Sovereign's web site www.sChiefv.com

"Bill O. Wood"

Bill O. Wood, President

Telephone: (325) 676-8500

Facsimile:(325) 676-8106

Email:info@schiefv.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy accuracy of this news release.

SOVEREIGN CHIEF VENTURES LTD.

333 CEDAR STREET, SUITE 300

ABILENE, TEXAS 79601

N E W S R E L E A S E

Trading Symbols:

          TSX Venture Exchange: SCV.TSXV

          Frankfurt Stock Exchange: OVG/WKN938931

          OTC PINK SHEETS: SCVTF

SOVEREIGN DRILLING TWO WELLS IN OKLAHOMA

At Sovereign Chief's Lasley prospect in Caddo county, Oklahoma, the company has begun the second well of its 2004 drilling program. Queststar, of Oklahoma City, will operate the Rosser 1-11 located in Caddo county. The well is to be drilled to a depth of approximately 13,500 feet to test the Red Fork sands. The first well of 2004, the King 1-32 well, being drilled and operated by Cimarex Energy Corporation of Oklahoma City, is presently at a depth of 8,490 feet, and is anticipated to take three weeks to drill to a depth of approximately 13,500 feet to test the Skinner and Red Fork formations. These are the first of many wells to be drilled in the Lasley area in 2004 and Sovereign is pleased to participate with the two new operators.

In 2003 Sovereign participated in four successful gas wells in the Lasley prospect area. The company's participation in an aggressive land acquisition program has enabled it to become a dominant participant in the area by acquiring interests in 6,400 acres of oil and gas leases.

The King 1-32 and Rosser 1-11 are the first two wells in the proposed 10-well drilling program for the Lasley prospect in 2004. Additional information can be obtained at Sovereign's Web site, www.sChiefv.com.

"Bill O. Wood"

Bill O. Wood, President

Telephone: (325) 676-8500

Facsimile:(325) 676-8106

Email:info@schiefv.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy accuracy of this news release.

SOVEREIGN CHIEF VENTURES LTD.

333 CEDAR STREET, SUITE 300

ABILENE, TEXAS 79601

N E W S R E L E A S E

Trading Symbols:

          TSX Venture Exchange: SCV.TSXV

          Frankfurt Stock Exchange: OVG/WKN938931

          OTC PINK SHEETS: SCVTF

FIRST LASLEY WELL IN 2004 HITS GAS

Cimerax, the operator of the King No. 1-32, has notified Sovereign Chief that the well has reached its total depth of 13,035 feet and that Schlumberger is presently logging the well. After logging Cimerax plans to run pipe to total depth and then complete the well in a few weeks. The following formations had significant hydrocarbon shows.

Formation Name                    Depth                    Thickness

Upper Marchand                    9,494                         16

Lower Marchand                    9,534                         16

Pru/Deese                              11,546                        32

Upper Skinner                       11,970                        20

Lower Skinner                       12,094                       16

Red Fork A                            12,461                       13

Red Fork D                            12,780                       24

Total                                                                       137

The Lasley prospect covers 10 sections of land (6,400 acres). As reported above, the King 1-32 makes the fifth well drilled and soon to be completed as a successful gas well in the Lasley prospect. Bill O. Wood, president of Sovereign, said, "The company is excited starting the 2004 drilling program with a successful well."

"Bill O. Wood"

Bill O. Wood, President

Telephone: (325) 676-8500

Facsimile:(325) 676-8106

Email:info@schiefv.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy accuracy of this news release.

SOVEREIGN CHIEF VENTURES LTD.

333 CEDAR STREET, SUITE 300

ABILENE, TEXAS 79601

N E W S R E L E A S E

Trading Symbols:

          TSX Venture Exchange: SCV.TSXV

          Frankfurt Stock Exchange: OVG/WKN938931

          OTC PINK SHEETS: SCVTF

SECOND 2004 LASLEY WELL HAS GAS SHOW

At the company's Lasley prospect located in Caddo county, Oklahoma, Questar the operator of the Rosser No. 1-11, has notified Sovereign Chief that the well has encountered 40 feet of Marchand sand at a depth of 9,710 feet to 9,750 feet. The Marchand zone had a hydrocarbon show of a 2,750-unit gas kick. The gas kick represents a strong accumulation of gas from the formation. The Rosser No. 1-11 will test the Skinner and Red Fork formations and is expected to reach its total depth of 13,500 feet in a couple of weeks.

The Lasley prospect covers 10 sections of land (6,400 acres). The Rosser 1-11 makes the sixth well drilled in the Lasley prospect.
2004 estimated drilling program for the Lasley prospect
King 1-32 Rosser 1-11 Sheward 1-31 Stray Cat 1-14 Kardokus 4-10 Keck 2-32 Williams 2-9 Alley Cat 2-14 Kardokus 5-10 Tiger 3-15

Additional information can be obtained at Sovereign's web site www.sChiefv.com

"Bill O. Wood"

Bill O. Wood, President

Telephone: (325) 676-8500

Facsimile:(325) 676-8106

Email:info@schiefv.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy accuracy of this news release.

CONSOLIDATED FINANCIAL STATEMENTS

SOVEREIGN CHIEF VENTURES LTD.

ABILENE, TEXAS, USA

SEPTEMBER 30, 2003

1. CONSOLIDATED STATEMENT OF EARNINGS AND DEFICIT

2. CONSOLIDATED BALANCE SHEET

3. CONSOLIDATED STATEMENT OF CASH FLOWS

4. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Sovereign Chief Ventures Ltd.

CONSOLIDATED STATEMENT OF EARNINGS AND DEFICIT

Unaudited - Prepared by Management

	Three months ended September 30,		Nine months ended September 30,
	2003	2002	2003	2002
REVENUE

Oil and gas	$ 162,643	9,894	$ 215,991	70,180
Interest	48	1,293	2,137	4,051

	162,691	11,187	218,128	74,231
EXPENSES

Legal and accounting	55,716	89,308	193,140	335,258
Wages and benefits	39,946	99,085	180,692	252,478
Oil and gas production costs	18,183	92,996	103,016	287,860
Loss (gain) on foreign exchange	(2,237)	(7,475)	80,688	28,720
Investor relations (recovery)	(881)	59,618	62,136	167,032
Depletion and depreciation	25,569	14,356	61,938	38,387
Regulatory fees	32,885	-	56,830	-
Travel and auto	11,018	8,062	35,415	24,650
Office and general	9,631	4,113	28,411	116,602
Telephone	8,627	5,068	15,950	14,835
Promotion	6,581	7,347	12,298	34,151
Bank charges and interest	363	718	10,027	1,309
Rent	2,755	9,351	8,862	20,050

	208,156	382,547	849,403	1,321,332

NET LOSS	(45,465)	(371,360)	(631,275)	(1,247,101)

Deficit, beginning of period	(5,514,208)	(4,061,367)	(4,928,398)	(3,185,623)

Deficit, end of period	$ (5,559,673)	(4,432,727)	$ (5,559,673)	(4,432,727)

LOSS PER SHARE – BASIC	$ -	(0.02)	$ (0.03)	(0.08)

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING	22,942,778	16,786,302	20,160,438	14,956,302

Sovereign Chief Ventures Ltd.

CONSOLIDATED BALANCE SHEET

Unaudited - See Notice to Reader

	September 30, 2003	December 31, 2002

ASSETS

Current
Cash	$ 239,881	728,408
Accounts receivable	33,099	13,192
Prepaid expenses	184,583	-
Deferred costs	-	17,338

	457,563	758,938

Property and equipment [Note 2]	7,731,160	6,777,496

	$ 8,188,723	7,536,407

LIABILITIES

Current
Accounts payable	$ 238,469	584,700
Loan payable	-	500,000

	238,469	1,084,700

SHAREHOLDERS’ EQUITY

Share capital [Note 3]	13,465,662	11,774,610
Share subscriptions	544,320
Treasury shares	(500,055)	(394,505)
Deficit	(5,559,673)	(4,928,398)

	7,950,254	6,451,707

	$ 8,188,723	7,536,407

APPROVED ON BEHALF OF THE BOARD

Sovereign Chief Ventures Ltd.

CONSOLIDATED STATEMENT OF CASH FLOWS

Unaudited - See Notice to Reader

	Three months ended September 30,		Nine months ended September 30,
	2003	2002	2003	2002
OPERATIONS

Net loss	$ (45,465)	(371,360)	$ (631,275)	(1,247,101)
Add item not affecting cash:
Depletion and depreciation	25,569	14,356	61,938	38,387

	(19,896)	(357,004)	(549,337)	(1,208,714)

Change in non-cash working capital balances:
Decrease in accounts receivable	(29,956)	109,464	(19,907)	119,854
Increase (decrease) in prepaid expenses	77,453	-	(184,583)	-
Increase (decrease) in accounts payable	73,314	(245,238)	(346,231)	(209,033)

	100,915	(492,778)	(1,220,058)	(1,297,893)

FINANCING

Issuance of common shares	-	13,299	1,691,052	2,167,451
Increase in share subscriptions	544,320	-	544,320	-
Decrease in deferred costs	-	-	17,338	-
Decrease in loan payable	-	-	(500,000)	-

	544,320	13,299	1,752,710	2,167,451

INVESTING

Acquisition of equipment	(192,982)	(168,158)	(635,215)	(279,229)
Petroleum and natural gas properties: Exploration costs	(359,827)	(143,456)	(380,414)	(465,861)
Purchase of treasury shares	-	-	(105,550)	-

	(552,809)	(311,614)	(1,121,179)	(745,090)

Increase (decrease) in cash	92,426	(791,093)	(488,527)	124,468

Cash, beginning of period	147,455	956,031	728,408	40,470

CASH, end of period	$ 239,881	164,938	$ 239,881	164,938

Sovereign Chief Ventures Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Ninemonths ended September 30, 2003                                                        Unaudited - See Notice to Reader

1. NATURE OF OPERATIONS

The accompanying unaudited financial statements are prepared in accordance with Canadian generally accepted accounting principles but do not conform in all respects to the note disclosure requirements for its annual financial statements. The unaudited financial statements have been prepared on a basis consistent with the accounting principles and policies described in the annual financial statements, except as noted below, and should be read in conjunction with those statements. In the opinion of management, all adjustments considered necessary for the fair presentation of the Company's financial position, results of operations and cash flows have been included in these financial statements.

The Company is in the process of developing its oil and gas properties and has experienced an operating loss of $631,275 for the period ended September 30, 2003. The Company's ability to continue as a going concern is dependent upon achieving profitable levels of operations and, if necessary, on the ability of the Company to obtain necessary financing.

The consolidated financial statements do not give effect to any adjustments which would be necessary should the Company be unable to continue as a going concern and therefore be required to realize its assets and discharge its liabilities in the normal course of business at amounts different from those reflected in these consolidated financial statements.

2. PROPERTY AND EQUIPMENT

		Accumulated	Net Book Value
	Cost	depletion and depreciation	September 30, 2003	December 31, 2002

Petroleum and natural gas properties	$ 8,085,552	598,982	7,486,570	6,636,685
Well equipment	264,604	34,462	230,142	122,601
Office equipment	18,274	8,197	10,077	13,386
Computer software	5,143	772	4,371	4,797

	$ 8,373,573	642,413	7,731,160	6,777,469

The Company's petroleum and natural gas properties represent unproven reserves.

Sovereign Chief Ventures Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS continued

Nine months ended September 30, 2003                                                              Unaudited - Prepared by management

3. SHARE CAPITAL

The Company has authorized share capital of 100,000,000 common shares of no par value. Shares have been issued as follows:

	September 30, 2003		December 31, 2002
	Number	Amount	Number	Amount

Balance, beginning of period	17,322,302	$ 11,774,610	12,590,302	$ 9,727,386

Shares issued for:
Cash	5,430,000	1,900,500	4,620,000	2,180,750
Financing fees	190,476	50,000	-	-
Finders fees	-	-	112,000	-
Share issuance costs	-	(259,448)	-	(133,526.00)

Balance, end of period	22,942,778	$ 13,465,662	17,322,302	$ 11,774,610

Loss per share - Loss per share has been calculated using the weighted-average number of shares outstanding during the year. Fully-diluted loss per share has not been disclosed as it is anti-dilutive.

4. STOCK-BASED COMPENSATION

The Company has adopted the new recommendation of the Canadian Institute of Chartered Accountants ("CICA") with regards to stock-based compensation. Accordingly, no compensation expense has been recognized for options granted during the period. Section 3870 of the CICA Handbook requires pro forma disclosures of net loss and net loss per share, as if the fair value based method of accounting for employee stock options had been applied. The Company used the Black-Scholes option valuation model to value the stock options granted during the quarter. The Black-Scholes model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. The model requires management to make estimates which are subjective and may not be representative of actual results. Changes in assumptions can materially affect estimates of fair values. For purposes of the calculation and the pro forma disclosures, the following assumptions were used under the Black-Scholes option pricing model:

Risk free interest rate	3.75%
Expected dividend yield	0%
Expected stock price volatility	90%
Expected life of options	5 years

Sovereign Chief Ventures Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS continued

Nine months ended September 30, 2003                                                             Unaudited - Prepared by Management

4. STOCK-BASED COMPENSATION, continued

The Company's net loss and loss per share on a pro forma basis would have been restated as follows:

Net loss for the period ended September 30, 2003, as reported	$ (631,275)
Compensation expense related to the fair value of stock options	(46,438)

Pro forma net loss for the period ended September 30, 2003	$ (677,713)

Basic loss per share, as reported	$ (0.03)
Pro forma basic loss per share	$ (0.03)

5. CONTINGENT LIABILITY

Claim filed against the Company - In June 2002, a shareholder filed a claim against the Company for unspecified damages relating to the Company's stock price. The Company has countered by filing a motion to dismiss the claim and management is of the opinion that the claim is totally without merit.

6. SEGMENT INFORMATION

The Company's operations are all in the U.S.A. and in one business segment.

7. SUBSEQUENT EVENTS

Private placement - On October 15, 2004 the company issued 4,350,000 units at the price of $0.30 per unit, each unit consisting of one common share and one transferable warrant, each warrant entitling the holder to purchase one additional share of the company at a price of $0.35 per share until Oct. 15, 2004. The shares, warrants and any shares issued upon exercise of the warrants are subject to a four month hold period.

In connection with the issue, a finder's fee of 45,500 units was issued. Each unit consists of one common share and one transferable warrant, each warrant entitling the finder to purchase one additional share of the company at a price of $0.35 cents per share until Oct. 15, 2004.

Stock Options - On August 26, 2003, the Company granted 300,000 incentive stock options. Each option entitles the holder to purchase one common shares at the price of $0.35 per share up to August 26, 2008. The options are subject to regulatory approval.

SOVEREIGN CHIEF VENTURES LTD.

QUARTERLY REPORT - SCHEDULE B

SEPTEMBER 30, 2003

1. ANALYSIS OF EXPENSES AND DEFERRED COSTS FOR THE PERIOD ENDED SEPTEMBER 30, 2003

Breakdown of petroleum and natural gas properties:

	Palo Pinto	Other	Total

Balance, beginning of period	5,970,099	444,850	$ 6,414,949
Lease operating costs	-	514,202	514,202
Prospect costs	-	602,141	602,141
Depletion	-	(44,722)	(44,722)

	5,970,099	1,516,471	$ 7,486,570

Breakdown of administrative expenditures: See Statement of Earnings and Deficit.

2. RELATED PARTY TRANSACTIONS FOR THE PERIOD ENDED SEPTEMBER 30, 2003

During the period the Company had the following related party transactions:

a) Wages and benefits includes $122,043 paid to a director of the Company.

b) Legal fees of $117,535 were paid to a law firm of which a partner is a director of the Company.

    Accounts payable includes $13,435 due to the law firm.

3. SUMMARY OF SECURITIES ISSUED FOR THE PERIOD ENDED SEPTEMBER 30, 2003

(a) Securities issued during the period:

Date	Type of issue	Number	Price	Consideration

Jan 8, 2003	Financing Fee	190,476	$0.26	Non-Cash
Feb 7, 2003	Short form offering	5,430,000	$0.35	Cash

(b) Options granted during the period:

Date	Name	Number	Exercise price	Expiry date

Mar 27, 2003	Bill D. Saxon	300,000	$0.30	Mar 26, 2008

SOVEREIGN CHIEF VENTURES LTD.

QUARTERLY REPORT - SCHEDULE B (continued)

SEPTEMBER 30, 2003

3. SUMMARY OF SECURITIES ISSUED FOR THE PERIOD ENDED SEPTEMBER 30, 2003 (continued)

(c) Warrants issued during the period:

Date	Number	Exercise price	Expiry date

Feb 7, 2003	5,430,000	$0.38	Feb 7, 2005

4. SUMMARY OF SECURITIES AS AT SEPTEMBER 30, 2003

(a) Authorized share capital: 100,000,000 common shares of no par value

(b) Issued and outstanding: 22,942,778 common shares

(c) Summary of options outstanding:

Number	Exercise price	Expiry date

12,000	$3.00	May 29, 2005
300,000	$0.45	October 16, 2005
196,000	$0.45	May 17, 2006
150,000	$0.45	January 3, 2007
300,000	$0.45	January 31, 2007
300,000	$0.45	May 16, 2007
300,000	$0.45	May 29, 2007
300,000	$0.30	March 26, 2008
300,000	$0.35	August 26, 2008*

2,158,000

* Subject to regulatory approval.

            Summary of warrants outstanding:

Number	Exercise price	Expiry date

3,130,000	$0.45	January 31, 2004
270,000	$0.50	February 27, 2004
200,000	$0.64	March 7, 2004
1,050,000	$0.95	May 17, 2004
5,430,000	$0.38	February 7, 2005

10,080,000

(d) Escrow shares: 403,125

5. LIST OF DIRECTORS AND OFFICERS

Bill O. Wood, President and Director
Brian C. Irwin, Secretary & Director
Alfred E. Turton, Director
Bill O. Saxon, Director
Larry M. Van Hattan, Director

SOVEREIGN CHIEF VENTURES LTD.

SCHEDULE C - MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

For the Quarter Ended September 30, 2003.

Nature of Business

Effective March 31, 2000 on the closing of the acquisition by the Company of all the issued and outstanding shares of Sovereign Resources, Inc., a Texas corporation, and the Company commenced operating as an oil and gas exploration company.

Oil and Gas Interests

Western Oklahoma

Under a participation agreement dated July 10, 2002, `The company has the right to participate up to 50% of any interest acquired by Western Oil and Gas Development Corp. ("Western") of Oklahoma City, Oklahoma within an area of mutual interest ("AMI") located in the Anadarko Basin in Western Oklahoma. The interest is subject to a 3% overriding royalty interest in favour of Saxon Oil Company of Texas on all such leases and working interests acquired by the Company.

The AMI is part of the Anadarko Basin and is located 70 miles west of Oklahoma City, in Western Oklahoma. Log's, mud log's, seismic and subsurface analysis have been performed over three townships covering 69,120 gross acres. The operator of the project will be Western.

The Anadarko Basin is one of the major hydrocarbon-producing provinces of the United States having produced over 80 trillion cubic feet of gas and 5 billion barrels of oil. Non-associated gas is the primary product from wells in the western and deeper portions of the basin were the AMI is located.

The Lasley prospect is the first prospect covering 6,400 acres and is located in Caddo County, Oklahoma. Sovereign participated with Western in purchasing the Lasley acreage and five gas wells. Gas lines owned by several large gas purchasing companies such as Oklahoma Gas and Electric, Enogex, Inc. and Duke Energy run throughout the area and property. The project is accessible by paved roads and farm to market roads. Further technical and geological information on the project is contained in a technical report dated October 28, 2002 and filed November 1, 2002, under the Company's profile at www.sedar.com. The Company plans to retain a working interest through out the Lasley prospect equivalent to at least 20% of the interest acquired by Western. The three primary zones of interest are the Atoka sandstone at approximately 14,200', various Red Fork zones at 13,200'-13, 500', together with the Lower Skinner sandstone at 12,200' -12,500'. Secondary targets will be the Marchand, Deese, Prue, and Upper Skinner sandstones, which are all somewhat shallower.

Sovereign purchased a 30% interest in the prospect and then sold a 10% interest to Bonanza Resources Corp. for approximately $150,000 U.S.

XX Ranch Prospect

Sovereign acquired a fifty percent (50%) working interest and a forty percent (40%) net revenue interest in the Morris Heirs prospect that is now called the XX Ranch Prospect. The project is located in Coleman County, Texas and covers a total of 8,000 acres. The potential pay zones that produce in the area are the Morris sand, Gardner sand, Gray sand and Ellenburger dolomite. Production from adjacent and surrounding oil fields as of June 2001: Cree Sykes Gardner sand 15,034,000 barrels of oil, Hrubetz Ellenburger 1,305,728 barrels of oil, Novice Gardner sand 3,282,000 barrels of oil, Novice Gray sand 2,100,000 barrels of oil, Oplin Gardner/Gray/Ellenburger 3,154,175 barrels of oil, and Bridwell Morris sand 1,360,000 barrels of oil.

SOVEREIGN CHIEF VENTURES LTD.

SCHEDULE C MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS (continued)

For the Quarter Ended September 30, 2003.

The operator of the project, Enrich Oil Corporation (Enrich) has drilled five wells in 2002. The XX Ranch #1 4 well drilled in February 2002 to a total depth of 4,575 feet, logged and pipe set. The well was completed through perforations at the interval of 4,510 to 4,515 in the Ellenburger formation. The XX Ranch #2 4 was drilled to a total depth of 4,530 feet and logged on June 30, 2002. The well was temporarily abandoned due to gas being tested from the Gray sand formation. The well should be completed at a later date to produce the gas that is associated with the oil reservoir. The XX Ranch #1 34 was drilled to a total depth of 4,080 feet, logged and pipe set on July 10, 2002. The well is presently producing gas from the Gardner sand formation. The XX Ranch #1 28 was drilled to a total depth of 4,479 feet, logged on August 2, 2002. The XX Ranch #1 28 was plugged and plans are being made to drill other locations in Section 28. The #2-34 was drilled, logged and pipe set in November 2002. The well is presently producing oil and gas from the Gray sand formation.

Jones County, Texas

During the quarter no wells were drilled but the company retains its overriding interest in the project, which, as at September 30, 2003 had three wells in production.

Nail Ranch Project

The Nail Ranch Project covers 1470 +/ acres in Shackleford County Texas. The Company holds a 13.75% working interest and an 11% net revenue interest in the project. There have been two wells drilled and two wells re-completed on the ranch. Two gas wells are producing and the oil wells are presently shut-in.

Acquisitions/Significant Events

XX Ranch Prospect

Enrich Oil Company of Abilene has completed a 3D seismic program on the XX Ranch.

Western Oklahoma

The Company has added additional acreage in the initial project in Western Oklahoma known as the Lasley prospect. The prospect now covers an area of approximately, 6,400 acres. There are 23 undeveloped locations identified within the project area. Sovereign's net revenue interest will vary in each lease due to royalties.

The Company has participated with Chesapeake Energy Corporation in the drilling and completion of the Alley Cat 1-14. The well is presently producing from the Clinton formation.

Western Oil and Gas has drilled and completed the Kardokus 3-10 in the Red Fork "D" formation. The well is producing 2.1 million cubic feet of gas per day on a 8/64 choke with 5,000 psi flowing casing pressure. The Company has participated with Western Oil and Gas in the drilling of the Tiger 2-15.

Sovereign Chief Ventures has submitted a stock option plan for directors and employees of the company to the TSX Venture Exchange for acceptance. The plan received approval of the shareholders of the company at the annual general meeting held on June 19, 2003.

There are four million shares reserved for issuance under the plan including options already issued and outstanding under separate agreements.

SOVEREIGN CHIEF VENTURES LTD.

SCHEDULE C MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS (continued)

For the Quarter Ended September 30, 2003.

The plan contains a vesting schedule providing that 25 per cent of an option can be exercised upon exchange acceptance and 12.5 per cent every quarter thereafter. Options can be granted for periods of up to five years at a price equal to the company's market price prevailing on the date a particular option is granted. No optionee shall be entitled, in any one year, to a grant of more than 5 per cent of the company's issued and outstanding share capital

The Company announced on August 26, 2003 that it proposed to raise $1,000,000 in a private placement of up to 3,333,334 units at the price of $0.30 per unit consisting of one share of the Company and one share purchase warrant. Each share purchase warrant will entitle the holder to purchase one additional share for a period of 12 months at the price of $0.35 per share. The private placement is subject to regulatory approval.

On August 27, 2003 the Company announced an increase in the Company's private placement from $1,000,000 to $1,300,000 for a total of 4,333,334 Units at $0.30 per Unit.

Share Transactions

None

Material Expenditures

During the quarter the Company expended $51,289 on legal fees, wages and employee benefits of $39,946 and a recovery of investor relations of $881.

Revenues

The Company received $162,643 during the quarter in revenues from oil and gas sales principally from the XX Ranch, Lasley acquisition and the Jones county wells.

Liquidity

As at September 30, 2003, the Company had cash on hand receivables and prepaid expenses of $457,563. The Company had obligations of $238,469 for drilling commitments and for general working capital. In order to meet its obligations the Company will rely upon revenues from its interests in the Oklahoma project, Jones County and Nail Ranch wells. To the extent that revenues and repayments are insufficient to meet the obligations, the Company will be obliged to raise funds by the issuance of securities.

Legal Proceedings

In June 2002 a shareholder filed a claim against the Issuer and a director in the District Court, 400th Judicial District, Fort Bend County, Texas alleging breach of contract and failure of consideration in connection with a placement of securities of the Issuer in May 2002. The Issuer is of the view that the allegations are entirely without merit. The Issuer intends to apply for dismissal of the claim.

SOVEREIGN CHIEF VENTURES LTD.

SCHEDULE C MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS (continued)

For the Quarter Ended September 30, 2003.

Subsequent Events

Subsequent to September 30, 2003 the following matters arose:

Sovereign closed its private placement of 4.35 million units of the company at the price of 30 cents per unit, each unit consisting of one common share and one transferable warrant, each warrant entitling the holder to purchase one additional share of the company at a price of 35 cents per share until Oct. 15, 2004. The shares, warrants and any shares issued upon exercise of the warrants are subject to a hold period and may not be traded in British Columbia until Feb. 16, 2004, except as permitted by the Securities Act and the rules made thereunder and the TSX Venture Exchange.

In consideration of arranging the private placement, a finder's fee of 45,500 units of the company was issued to a finder, each unit consisting of one common share and one transferable warrant, each warrant entitling the finder to purchase one additional share of the company at a price of 35 cents per share until Oct. 15, 2004, which shares are subject to a hold period and may not be traded in British Columbia until Feb. 16, 2004, except as permitted by the Securities Act and the rules made thereunder and the TSX-V.

Western Oklahoma

The Tiger 2-15 reached total depth of 13,700 feet and had hydrocarbon shows in multiple intervals. Pipe was set to total depth and completion should begin in November.

November 13, 2003 - Sovereign Chief Ventures Ltd. "Sovereign" through its wholly owned subsidiary Sovereign Resources has signed a participation agreement with Saxon Oil Co. of Dallas, Texas to purchase a fifty percent (50%) joint venture interest in the North Foss prospect located in Custer County, Oklahoma. Western Oil and Gas Development Corp. (Western) of Oklahoma City, Oklahoma will be the operator of the prospect. The prospect area covers approximately five sections (3,200 acres) and is known for its Pennsylvanian sands with reserves ranging from 5 to 12 BCF per well. Located next to the North Foss prospect, the Sewell 1-36 was drilled in 1984 and has produced over 12 billion cubic feet of gas from the Atoka formation. The drilling of the first well on this prospect is expected to begin in 2004.